Filed by Social Capital Hedosophia Holdings Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SoFi Technologies, Inc.

Commission File No. 001-39606

Investment Thesis for SoFi - $IPOE

Summary

●	Incumbent banks have been hamstrung coming out of The Great Financial Crisis
○	Legacy technology that is, in some cases, 50-70+ years old has limited the capability of incumbent banks to thrive in an increasingly digitally native world
○	Meaningful changes to regulatory capital ratios, reduced activity in profitable business areas such as trading, and increased operational oversight have all restricted their growth
○	Focus on short term return on equity has driven restrictive lending practices and poor customer experience
○	Shareholder returns and total market cap of the largest banks have been flat and, largely, decoupled from rates since Dec-2013
●	Innovation is emerging rapidly to disrupt these legacy banking practices
○	Since 2010, 296 “Neobanks” have been funded to disrupt core checking and savings account capability globally
○	Since 2010, more than $500B has been invested worldwide to disrupt the entire financial services ecosystem
●	Consumer expectations in FinTech are converging to what consumers already demand in other areas of the economy; driving a consumer migration from legacy products to new startups that offer:
○	Low/no fees
○	Fair and transparent lending
○	Multiple products and a “one stop shop” for a variety of a consumer’s financial needs

Qualitative

●	SoFi has built a suite of best-in-class digital solutions to help consumers “get their money right”
○	More than 56k ratings in the app store, average of 4.8 stars
○	More than 1.8M unique members in 2020, expected to grow to 3M unique members by 2021
●	SoFi offers a full suite of lending products and financial services to consumers which has driven increasing adoption and sequential QoQ growth over the past six quarters:
○	Lending: Student Loan Refi, In-school Lending, Personal Loans, Home Loans, Credit Card
○	Financial Services: SoFi Money, SoFi Invest, SoFi Credit Card
●	SoFi also offers the leading Enterprise banking infrastructure platform for other FinTech companies
○	This “AWS of FinTech” (aka Galileo) provides the core banking infrastructure that not only powers SoFi but also other leading FinTech companies including:
■	Robinhood, Chime, Dave.com and MoneyLion among others
○	Galileo infrastructure was responsible for enabling a large majority of all new Neobank account creation in the US in 2020

Quantitative

●	Best-in-class CAC and Churn allow for best-in-class contribution margins and rapid growth
○	65% of Home Loan sales came from upsells to existing members
○	24% of all new product sales came from upsells to existing members
●	Adjusted Net Revenues are scaling rapidly with 5yr CAGR forecasted to be 43%
○	2020: $621M
○	2021E: $980M
○	2025E: $3.67B

●	Forecast profitability in 2021 with growing Adj. EBITDA margins approaching 32% by 2025:
○	2020: ($66M)
○	2021E: $27M
○	2025E: $1.17B
●	Margin of Safety for new investors:
○	EV: $6.58B
○	Equity Value: $8.65B
○	6.7x 2021E EV/Revenue
○	1.8x 2025E EV/Revenue
■	1.6x 2025E EV/Revenue with bank charter
○	13.6x 2025E P/E
■	~9x 2025E P/E with bank charter

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to a proposed transaction between SoFi and SCH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SCH intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docse.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and SoFi and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between SoFi and SCH. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on SoFi’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of SoFi and potential difficulties in SoFi employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against SoFi or against SCH related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or SoFi operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or SoFi’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s registration on Form S-1 (File Nos. 333-248915 and 333-249396), the registration statement on Form S-4 discussed above and other documents filed by SCH from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SoFi and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SoFi nor SCH gives any assurance that either SoFi or SCH, or the combined company, will achieve its expectations.